Filed Pursuant to Rule 424(b)(3)
Registration No. 333-191706
CARTER VALIDUS MISSION CRITICAL REIT II, INC.
SUPPLEMENT NO. 3 DATED MAY 30, 2017
TO THE PROSPECTUS DATED APRIL 27, 2017
This document supplements, and should be read in conjunction with, the prospectus of Carter Validus Mission Critical REIT II, Inc., dated April 27, 2017, Supplement No. 1 dated May 2, 2017 and Supplement No. 2 dated May 18, 2017. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.
The purpose of this prospectus supplement is to describe the following:

(1)	the status of our initial public offering of common stock, the filing of a registration statement for our follow-on offering and the extension of our initial public offering of common stock;

(2)	an update to the terms of the distribution and servicing fee payable in connection with Class T shares sold in our primary offering;

(3)	updates to the “Management Compensation” section of our prospectus;

(4)	updates to the "Questions and Answers About This Offering" section of our prospectus;

(5)	updates to the "Risk Factors" section of our prospectus; and

(6)	updates to the "Prior Performance Summary" section of our prospectus.
Status of this Offering, Filing of a Registration Statement for Follow-On Offering and Extension of this Offering
We commenced our initial public offering of $2,350,000,000 of shares of our common stock (the “Offering”), consisting of up to $2,250,000,000 of shares in our primary offering and up to $100,000,000 of shares pursuant to our distribution reinvestment plan, on May 29, 2014. We are publicly offering shares of Class A common stock, shares of Class I common stock and shares of Class T common stock, in any combination with a dollar value up to the maximum offering amount. As of May 25, 2017, we had accepted investors’ subscriptions for and issued approximately 75,966,000 shares of Class A common stock, 936,000 shares of Class I common stock and 19,505,000 shares of Class T common stock in the Offering, resulting in receipt of gross proceeds of approximately $752,730,000, $8,530,000 and $186,763,000, respectively. As of May 25, 2017, we had approximately $1,401,977,000 in Class A shares, Class I shares and Class T shares of common stock remaining in the Offering.
On May 1, 2017, we filed a Registration Statement on Form S-11 (the “Follow-On Offering Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”) to register up to $332,500,000 of shares of Class A common stock, Class I common stock, and Class T common stock to be offered to the public on a best efforts basis pursuant to a proposed follow-on offering and up to $17,500,000 of shares of Class A common stock, Class I common stock, and Class T common stock pursuant to our distribution reinvestment plan. Accordingly, pursuant to Rule 415 promulgated under the Securities Act, we are extending our current Offering until the earlier of the SEC effective date of the Follow-On Offering Registration Statement or November 25, 2017, the date that is 180 days after the third anniversary of the SEC effective date of the Offering. As of the date of this supplement, the Follow-On Offering Registration Statement has not been declared effective by the SEC. We reserve the right to terminate the Offering at any time prior to these dates, and will terminate the Offering prior to these dates if we sell our maximum offering amount. The Offering and proposed follow-on offering must be registered in every state in which we offer or sell our shares. Generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration for the Offering is not renewed or otherwise extended annually.
Update Regarding the Distribution and Servicing Fee
On May 26, 2017, we executed the sixth amendment to our dealer manager agreement by and among us, SC Distributors, LLC, our dealer manager, and our advisor to amend certain terms of the distribution and servicing fee payable in connection with Class T shares sold in our primary offering. All references to the distribution and servicing fee are hereby updated accordingly:
With respect to Class T shares sold in the primary offering, we pay the dealer manager a distribution and servicing fee that accrues daily in an amount equal to 1/365th of up to 1.0% of the most recent offering price per Class T share on a continuous basis from year to year, payable out of amounts that otherwise would be distributed to holders of Class T shares; provided, however, that upon the termination of our primary offering, the distribution and servicing fee shall be an amount that accrues daily equal to 1/365th of up to 1.0% of the most recent estimated NAV per Class T share on a continuous basis from year to year. The dealer manager will reallow all of the distribution and servicing fees with respect to Class T shares sold in the primary offering to participating broker-dealers; provided, however, effective June 1, 2017, a participating broker-dealer may give written notice to the dealer manager that it waives all or a portion of the reallowance of the distribution and servicing fee, which waiver shall be irrevocable and will not retroactively apply to Class T shares that were previously sold through such participating broker-dealer.
We will cease paying the distribution and servicing fee to the dealer manager on the earliest to occur of the following: (i) a listing of the Class T shares on a national securities exchange; (ii) following the completion of this Offering, the date on which total underwriting compensation in this Offering equals (a) 10% of the gross proceeds from our primary offering less (b) the total amount of distribution and servicing fees waived by participating broker-dealers; (iii) the date on which there are no longer any Class T shares outstanding; (iv) the fourth anniversary of the last day of the fiscal quarter in which our primary offering terminates; (v) with respect to a Class T share sold in the primary offering, the date on which a participating broker-dealer receives (a) total underwriting compensation equal to 10% of the gross offering proceeds of such Class T share less (b) the amount of any waived distribution and servicing fees by such participating broker-dealer; or (vi) the date on which the holder of such Class T share or its agent notifies us or our agent that he or she is represented by a new participating broker-dealer; provided that we will continue paying the Class T distribution and servicing fee, which shall be re-allowed to the new participating broker-dealer, if the new participating broker-dealer enters into a participating broker-dealer agreement with our dealer manager or otherwise agrees to provide the services set forth in the dealer manager agreement. We cannot predict when this will occur.
The distribution and servicing fee paid in respect of Class T shares sold in the primary offering is allocated to the Class T shares as a class cost, and, therefore, these fees will impact the amount of distributions payable on all Class T shares, including those issued under our distribution reinvestment plan. We deduct the distribution and servicing fee from amounts that would otherwise be available for distribution to Class T stockholders on a class basis. We will continue to deduct the full amount of the distribution and servicing fee that we would have paid to the dealer manager (which the dealer manager would have reallowed to a participating broker-dealer) from amounts otherwise available for distribution to all Class T stockholders if we cease paying the distribution and servicing fee to the dealer manager because (i) a participating broker-dealer waives its right to receive reallowance of all of the distribution and servicing fees payable with respect to a Class T share or (ii) a Class T stockholder is represented by a new participating broker-dealer that does not enter into a participating broker-dealer agreement with our dealer manager or does not otherwise agree to provide the services set forth in the dealer manager agreement.
Management Compensation Table
The following row supersedes and replace the corresponding row in the table contained in the “Prospectus Summary - Compensation to Our Advisor and Its Affiliates” section beginning on page 17 of the prospectus and the table contained in the “Management Compensation” table section beginning on page 83 of the prospectus:

Type of Compensation/Affiliate	Determination of Amount	Estimated Amount for Maximum Offering
Distribution and Servicing Fee – SC Distributors, LLC
With respect to the Class T shares that are sold in our primary offering, we pay the dealer manager a distribution and servicing fee that accrues daily in an amount equal to 1/365th of up to1.0% of the most recent offering price per Class T share on a continuous basis from year to year, payable out of amounts that otherwise would be distributed to holders of Class T shares; provided, however, that upon the termination of our primary offering, the distribution and servicing fee shall be an amount that accrues daily equal to 1/365th of up to 1.0% of the most recent estimated NAV per Class T share on a continuous basis from year to year. The dealer manager will re-allow all of the distribution and servicing fee to participating broker-dealers unless, on or after June 1, 2017, a participating broker-dealer waives its right to receive reallowance of all of the distribution and servicing fee.

We will cease paying the distribution and servicing fee to the dealer manager on the earliest to occur of the following: (i) a listing of the Class T shares on a national securities exchange; (ii) following the completion of this Offering, the date on which total underwriting compensation in this Offering equals (a) 10% of the gross proceeds from our primary offering less (b) the total amount of distribution and servicing fees waived by participating broker-dealers; (iii) the date on which there are no longer any Class T shares outstanding; (iv) the fourth anniversary of the last day of the fiscal quarter in which our primary offering terminates; (v) with respect to a Class T share sold in the primary offering, the date on which a participating broker-dealer receives (a) total underwriting compensation equal to 10% of the gross offering proceeds of such Class T share less (b) the amount of any waived distribution and servicing fees by such participating broker-dealer, or (vi) the date on which the holder of such Class T share or its agent notifies us or our agent that he or she is represented by a new participating broker-dealer; provided that we will continue paying the Class T distribution and servicing fee, which shall be re-allowed to the new participating broker-dealer, if the new participating broker-dealer enters into a participating broker-dealer agreement with our dealer manager or otherwise agrees to provide the services set forth in the dealer manager agreement. We cannot predict when this will occur. The distribution and servicing fee is payable monthly in arrears. The distribution and servicing fee will not be payable with respect to Class T shares issued under our distribution reinvestment plan.

We will not pay a distribution and servicing fee with respect to Class A shares or Class I shares.

Actual amounts depend upon the number of Class T shares sold and, therefore, cannot be determined at this time. We currently estimate that we will pay the distribution and servicing fees up to 6 years, but in no event will our underwriting expenses exceed 10% of our gross offering proceeds. We cannot predict the length of time over which we will pay the distribution and servicing fee due to a number of factors that are not within our control, such as the pace of fundraising and the portion of shares sold that are Class A and Class I compared to Class T. As of May 25, 2017, we had $1,346,776,000 in gross proceeds remaining for sale in the primary offering. Assuming the remaining $1,346,776,000 in gross proceeds come solely from the sale of Class T shares, the aggregate amount of the distribution and servicing fee we may pay is approximately $62,025,000.

Type of Compensation/Affiliate	Determination of Amount	Estimated Amount for Maximum Offering
Operating Expenses – Carter Validus Advisors II, LLC
We reimburse our advisor at the end of each fiscal quarter for operating expenses incurred on our behalf, subject to the limitation that we will not reimburse our advisor for any amount by which our operating expenses (8) (including the asset management fee) in the four immediately preceding fiscal quarters exceeds the greater of (a) 2.0% of average invested assets or (b) 25.0% of net income other than any additions to reserves for depreciation, bad debt or other similar non-cash reserves and excluding any gain from the sale of assets for that period, unless our independent directors have determined that such excess expenses are justified, based on unusual and non-recurring factors that they deem sufficient. Operating expenses do not include the property management and leasing fee or construction management fee. For these purposes, “average invested assets” means, for any period, the average of the aggregate book value of our assets invested, directly or indirectly, in equity interests in and loans secured by real estate assets before deducting depreciation, bad debts or other similar non-cash reserves, computed by taking the average of these values at the end of each month during the period. Additionally, we will not reimburse our advisor for personnel costs in connection with services for which our advisor receives acquisition fees or disposition fees.
We perform the above calculation on a quarterly basis to ensure that the operating expense reimbursements are within these limitations.
Not determinable at this time.

Property Management and Leasing Fees – Carter Validus Real Estate Management Services II, LLC (8)
In connection with the rental, leasing, operation and management of our properties, we pay our property manager and its affiliates aggregate fees equal to 3.0% of gross revenues from the properties managed. We also reimburse the property manager and its affiliates for property-level expenses that any of them pay or incur on our behalf, including salaries, bonuses and benefits of persons employed by the property manager and its affiliates except for the salaries, bonuses and benefits of persons who also serve as one of our executive officers. Our property manager and its affiliates may subcontract the performance of their duties to third parties and pay all or a portion of the property management fee to the third parties with whom they contract for these services. If we contract directly with third parties for such services, we will pay them customary market fees and may pay our property manager an oversight fee equal to 1.0% of the gross revenues of the property managed. In no event will we pay our property manager, our advisor or any affiliate both a property management fee and an oversight fee with respect to any particular property. (4)

We also will pay our property manager a separate fee in connection with leasing properties to new tenants or renewals or expansions of existing leases with existing tenants in an amount not to exceed the fee customarily charged in arm’s-length transactions by others rendering similar services in the same geographic area for similar properties as determined by a survey of brokers and agents in such area and which is typically less than $1,000.
Not determinable at this time. Because the fees are based on a fixed percentage of gross revenue or market rates, there is no maximum dollar amount of these fees.

Construction Management Fee – Carter Validus Real Estate Management Services II, LLC (8)
For acting as general contractor and/or construction manager to supervise or coordinate projects or to provide major repairs or rehabilitation on our properties, we may pay up to 5.0% of the cost of the projects, repairs and/or rehabilitation, as applicable.
Not determinable at this time. Because the fee is based on a fixed percentage of certain costs, there is no maximum dollar amount of this fee.

(4)
Notwithstanding the foregoing, our advisor and its affiliates may be entitled to receive higher fees if our property manager demonstrates to the satisfaction of a majority of our directors (including a majority of the independent directors) that a higher competitive fee is justified for the services rendered.

(8)
Property management and leasing fees and construction management fees are not operating expenses and therefore are not subject to the North American Securities Administrators Association, or NASAA, REIT Guidelines' limitations on operating expenses. The construction management fee is considered an acquisition fee pursuant to the NASAA REIT Guidelines and is subject to the NASAA REIT Guidelines' limitations on acquisition fees.

Questions and Answers About This Offering
The "Questions and Answers About This Offering — Why are we offering three classes of common stock, and what are the similarities and differences among the classes" section beginning on page 4 is hereby superseded and replaced with the following:
Q: Why are we offering three classes of our common stock, and what are the similarities and differences among the classes?
A: We are offering three classes of our common stock in order to provide investors with more flexibility in making their investment in us and to provide participating broker-dealers more flexibility to facilitate investment in us. Class A and Class T shares are available through brokerage and transaction-based accounts. Class I shares are available for purchase in this offering only (1) through fee-based programs of participating broker-dealers, also known as wrap accounts, that provide access to Class I shares, (2) through registered investment advisers not affiliated with a participating broker-dealer, (3) by endowments, foundations, pension funds and other institutional investors or (4) other categories of investors that we name in an amendment or supplement to this prospectus. Before making your investment decision, please consult with your investment adviser regarding your account type and the classes of common stock you may be eligible to purchase.
Each share of our common stock, regardless of class, will be entitled to one vote per share on matters presented to the common stockholders for approval, including election of directors. The differences between each class relate to the fees and selling commissions payable in respect of each class. The following summarizes the differences in fees and selling commissions between the classes of our common stock offered in our primary offering:

	Per Class A Share	Per Class I Share	Per Class T Share
Primary Offering Price (on or after October 1, 2016)	$10.078	$9.162	$9.649
Selling Commissions	7.0%	—	3.0%
Dealer Manager Fee	3.0%	1.0% (1)	3.0%
Distribution and Servicing Fee (3)	—	—	1.0% (2)

(1)
The dealer manager may receive up to 2.0% of the gross offering proceeds from the sale of Class I shares as a dealer manager fee, of which 1.0% will be funded by our advisor without reimbursement from us. The 1.0% of the dealer manager fee paid from offering proceeds will be waived in the event an investor purchases Class I shares through a registered investment adviser that is not affiliated with a broker dealer. In such event, the per share purchase price of the Class I shares would be $9.07. The dealer manager may reallow all or a portion of such dealer manager fee to participating broker-dealers.

(2)
With respect to Class T shares sold in the primary offering, we will pay our dealer manager a distribution and servicing fee that accrues daily equal to 1/365th of 1.0% of the amount of the most recent purchase price per Class T share on a continuous basis from year to year, payable out of amounts that otherwise would be distributed to holders of Class T shares; provided, however, that upon the termination of our primary offering, the distribution and servicing fee shall be an amount that accrues daily equal to 1/365th of up to 1.0% of the most recent estimated NAV per Class T share on a continuous basis from year to year. We will cease paying distribution and servicing fees with respect to all Class T shares sold in the primary offering (other than pursuant to the DRIP Offering) on the earliest to occur of the following: (i) a listing of the Class T shares on a national securities exchange, (ii) following the completion of this Offering, total underwriting compensation in this Offering equaling 10.0% of the gross proceeds from the primary offering, (iii) there are no longer any Class T shares outstanding, (iv) the fourth anniversary of the last day of the fiscal quarter in which our primary offering terminates, (v) with respect to a Class T share sold in the primary offering, the date on which a participating broker-dealer receives (a) total underwriting compensation equal to 10% of the gross offering proceeds of such Class T share less (b) the amount of any waived distribution and servicing fees by such participating broker-dealer; or (vi) the date on which the holder of such Class T share or its agent notifies us or our agent that he or she is represented by a new participating broker-dealer; provided that we will continue paying the Class T distribution and servicing fee, which shall be re-allowed to the new participating broker-dealer, if the new participating broker-dealer enters into a participating broker-dealer agreement with our dealer manager or otherwise agrees to provide the services set forth in the dealer manager agreement. We cannot predict the length of time over which we will pay distribution and servicing fees due to a number of factors that are not within our control, such as the pace of fundraising and the portion of shares sold that are Class A and Class I compared to Class T. As of May 25, 2017, we had $1,346,776,000 in gross proceeds remaining for sale in the primary offering. Assuming the remaining $1,346,776,000 in gross proceeds come solely from the sale of Class T shares, the aggregate amount of distribution and servicing fees we may pay is approximately $62,025,000. We will not pay selling commissions, dealer manager fees or distribution and servicing fees with respect to shares issued under our DRIP.

(3)
The distribution and servicing fee will be paid with respect to ongoing services provided to our stockholders, which ongoing services may include providing ongoing or regular account or portfolio maintenance for the stockholder, assisting with recordkeeping, responding to investor inquiries regarding distribution payments, providing services to investors related to the share repurchase program, offering to meet with a stockholder to provide overall guidance on the stockholder’s investment in us or to answer questions about the account statement or valuations, and/or providing other similar services as the stockholder may reasonably require in connection with his or her investment. While we expect that the participating broker-dealer of record for a Class A stockholder or Class I stockholder may provide similar services to a Class A stockholder or Class I stockholder, it is under no contractual obligation to do so and we will not pay a distribution and servicing fee for such services.

Class A Shares

•
An upfront selling commission, which is a one-time fee charged at the time of purchase of the shares. The selling commissions and, in some cases, the dealer manager fee, will not be charged or may be reduced with regard to shares sold to or for the account of certain categories of purchasers. Class A shares are available through brokerage and transaction-based accounts. See “Plan of Distribution” for additional information.

•	No distribution and servicing fee.

•
Assuming (i) a constant primary offering price of $10.078 per Class A share; (ii) that shares are sold through distribution channels associated with the highest possible selling commissions and dealer manager fees; and (iii) that none of the shares purchased are repurchased or otherwise disposed of, we expect that with respect to a one-time $10,000 investment in Class A shares, $700 in selling commissions will be paid at the time of the investment and $300 in dealer manager fees will be paid at the time of investment, for a total of $1,000 in selling commissions and dealer manager fees.

Class I Shares

•	No upfront selling commission and lower dealer manager fee than Class A and Class T shares.

•	No distribution and servicing fee.

•
Class I shares are available for purchase in this offering only (1) through fee-based programs of participating broker-dealers, also known as wrap accounts, that provide access to Class I shares, (2) through registered investment advisers not affiliated with a participating broker-dealer, (3) by endowments, foundations, pension funds and other institutional investors or (4) other categories of investors that we name in an amendment or supplement to this prospectus.

•
Assuming (i) a constant primary offering price of $9.162 per Class I share; (ii) that shares are sold with a 1.0% dealer manager fee (ii) that none of the shares purchased are repurchased or otherwise disposed of, we expect that with respect to a one-time $10,000 investment in Class I shares, $100 in dealer manager fees will be paid by an investor at the time of investment. Please see footnote (1) on page 4 of the prospectus for more information on the dealer manager fees payable in connection with Class I shares.

Class T Shares

•
Lower upfront selling commission than Class A shares. The selling commissions and, in some cases, the dealer manager fee, will not be charged or may be reduced with regard to shares sold to or for the account of certain categories of purchasers. Class T shares are available through brokerage and transaction-based accounts. See “Plan of Distribution” for additional information.

•
Class T shares purchased in the primary offering pay a distribution and servicing fee which will accrue daily in the amount of 1/365th of 1.0% of the amount of the most recent offering price per Class T share on a continuous basis from year to year, payable out of amounts that otherwise would be distributed to holders of Class T shares; provided, however, that upon the termination of our primary offering, the distribution and servicing fee shall be an amount that accrues daily equal to 1/365th of up to 1.0% of the most recent estimated NAV per Class T share on a continuous basis from year to year. Such fee may increase the cost of your investment and may cost you more than paying other types of selling commissions. The distribution and servicing fee paid in respect of Class T shares sold in the primary offering will be allocated to the Class T shares as a class cost, and these fees will impact the amount of distributions payable on all Class T shares, including those issued under our distribution reinvestment plan.

•
Assuming (i) a constant primary offering price of $9.649 per Class T share; (ii) that shares are sold through distribution channels associated with the highest possible selling commissions and dealer manager fees and (iii) that none of such shares purchased are redeemed or otherwise disposed of and that distribution and servicing fees are paid over four years after the last day of the fiscal quarter in which our primary offering terminates, we expect that with respect to a one-time investment of $10,000, $300 in selling commissions will be paid at the time of investment, $300 in dealer manager fees will be paid at the time of investment, and approximately $600 in distribution and servicing fees will be deducted from amounts otherwise distributable to Class T stockholders, assuming that the Class T stockholder purchased the Class T share in the primary offering on January 6, 2016, the date that we sold the first Class T share in the primary offering, and that the distribution and servicing fee is paid through the fourth anniversary of the last day of the fiscal quarter in which our primary offering terminates, which for purposes of this example, we have assumed a termination date of November 25, 2017. We reserve the right to terminate the Offering at any time.

The fees and expenses listed above, including the distribution and servicing fee, will be allocated on a class-specific basis. The payments of class-specific expenses are expected to result in different amounts of distributions being paid with respect to each class of shares. Specifically, we will reduce the amount of distributions that would otherwise be authorized on Class T shares to account for the ongoing distribution and servicing fee payable on Class T shares. Therefore, distributions on Class T shares are expected to be lower than distributions on Class A shares and Class I shares because Class T shares are subject to ongoing distribution and servicing fees. In addition, as a result of the allocation of the distribution and servicing fee to the Class T shares as a class, the Class T shares could have a lower NAV per share than Class A shares and Class I shares if distributions on the Class T shares are not adjusted to take account of such fee. See “Description of Securities” and “Plan of Distribution” for a discussion of the differences between our classes of shares.
In the event of any voluntary or involuntary liquidation, dissolution or winding up of us, or any liquidating distribution of our assets, then such assets, or the proceeds therefrom, will be distributed between the holders of Class A shares, Class I shares, and Class T shares ratably in proportion to their respective NAV for each class until the NAV for each class has been paid. The estimated value per share will be calculated on a company-wide basis, with any adjustments to Class A shares, Class I shares, or Class T shares made subsequent to such company-wide calculation. Each holder of shares of a particular class of common stock will be entitled to receive, ratably with each other holder of shares of such class, that portion of such aggregate assets available for distribution as the number of outstanding shares of such class held by such holder bears to the total number of outstanding shares of such class then outstanding. See “Description of Securities” for more details regarding our classes of shares.
Class A shares and Class T shares each are available for purchase by the general public through brokerage and transaction-based accounts (See “Plan of Distribution”). Class I shares are available for purchase in this offering only (1) through fee-based programs of participating broker-dealers, also known as wrap accounts, that provide access to Class I shares, (2) through registered investment advisers not affiliated with a participating broker-dealer, (3) by endowments, foundations, pension funds and other institutional investors or (4) other categories of investors that we name in an amendment or supplement to this prospectus. In addition, only Class A shares (when Class A shares are purchased through a broker-dealer that sells Class A and Class T shares) and Class T shares (when Class T shares are purchased through a broker-dealer that only sells Class T shares) are available for purchase in this Offering by our executive officers and board of directors and their immediate family members, as well as officers and employees of the advisor and other affiliates of the advisor and their immediate family members and, if approved by our management, joint venture partners, consultants and other service providers. Before making your investment decision, please consult with your financial advisor regarding your account type and the classes of common stock you may be eligible to purchase.
Risk Factors
The fifteenth risk factor of the "Risk Factors — General Risks Related to Investments in Real Estate" section on page 41 of our prospectus is superseded and replaced with the following risk factor:
Our operating results may be negatively affected by potential development and construction delays and resultant increased costs and risks.
We may use proceeds from this Offering to acquire and develop properties upon which we will construct improvements. We will be subject to uncertainties associated with re-zoning for development, environmental concerns of governmental entities and/or community groups, and our builder’s ability to build in conformity with plans, specifications, budgeted costs, and timetables. A builder’s performance also may be affected or delayed by conditions beyond the builder’s control. Delays in completion of construction could also give tenants the right to terminate preconstruction leases. We may incur additional risks when we make periodic progress payments or other advances to builders before they complete construction. These and other such factors can result in increased costs of a project or loss of our investment. In addition, we will be subject to normal lease-up risks relating to newly constructed projects. We also must rely on rental income and expense projections and estimates of the fair market value of property upon completion of construction when agreeing upon a price at the time we acquire the property. If our projections are inaccurate, we may pay too much for a property, and our return on our investment could suffer.
We may invest in unimproved real property, subject to the limitations on investments in unimproved real property contained in our charter, which complies with the NASAA REIT Guidelines limitation restricting us from investing more than 10% of our total assets in unimproved real property. For purposes of this paragraph, “unimproved real property” is real property which has not been acquired for the purpose of producing rental or other operating income, has no development or construction in process and on which no construction or development is planned in good faith to commence within one year. Returns from development of unimproved properties are also subject to risks associated with re-zoning the land for development and environmental concerns of governmental entities and/or community groups. Although we intend to limit any investment in unimproved property to property we intend to develop, your investment nevertheless is subject to the risks associated with investments in unimproved real property.
The second risk factor of the "Risk Factors — Employee Benefit Plan, IRA, and Other Tax-Exempt Investor Risks" section on page 54 of our prospectus is superseded and replaced with the following risk factor:
The U.S. Department of Labor has issued a final regulation revising the definition of “fiduciary” and the scope of “investment advice” under ERISA, which may have a negative impact on our ability to raise capital.
On April 8, 2016, the U.S. Department of Labor, or DOL, issued a final regulation relating to the definition of a fiduciary under ERISA and Section 4975 of the Code. The final regulation broadens the definition of fiduciary by expanding the range of activities that would be considered to be fiduciary investment advice under ERISA and is accompanied by new and revised prohibited transaction exemptions relating to investments by employee benefit plans subject to Title I of ERISA or retirement plans or accounts subject to Section 4975 of the Code (including IRAs). Under the final regulation, a person is deemed to be providing investment advice if that person renders advice as to the advisability of investing in our shares, and that person regularly provides investment advice to the plan pursuant to a mutual agreement or understanding that such advice will serve as the primary basis for investment decisions, and that the advice will be individualized for the plan based on its particular needs. The final regulation and the related exemptions were expected to become applicable for investment transactions on and after April 10, 2017, but generally should not apply to purchases of our shares before the final regulation becomes applicable. However, on February 3, 2017, the President asked for additional review of this regulation; the results of such review are unknown. In response, on March 2, 2017, the DOL published a notice seeking public comments on, among other things, a proposal to adopt a 60-day delay of the April 10 applicability date of the final regulation. On April 7, 2017, the DOL published a final rule extending for 60 days the applicability date of the final regulation. On May 22, 2017, the DOL announced that the final regulation will become effective on June 9, 2017.
The final regulation and the accompanying exemptions are complex, and plan fiduciaries and the beneficial owners of IRAs are urged to consult with their own advisors regarding this development. The final regulation could have negative implications on our ability to raise capital from potential investors, including those investing through IRAs.
Prior Performance Summary
The fifth paragraph of the "Prior Performance Summary" section beginning on page 120 of our prospectus is superseded and replaced with the following information:
The following tables for CVMCR Properties are included as Appendix A herein:
Table I    —  Experience in Raising and Investing Funds (As a Percentage of Investment)
Table II   —  Compensation to Sponsor (in Dollars)
Table III  —  Annual Operating Results of Prior Real Estate Programs
Table IV (Results of Completed Programs) is omitted since CVMCR has not completed its operations and sold all of its properties during the five years ended December 31, 2016.
Table V (Sales or Disposals of Properties) also is omitted since CVMCR has not sold or disposed of any of its properties as of December 31, 2016.